
HERO. LOSS. DIRT



TABLE OF CONTENTS



EXECUTIVE SUMMARY

The purpose of this business plan is to outline an actionable course for the successful completion, marketing, and distribution of the feature length motion picture, *Hero Loss Dirt*.



LOGLINE

A New York psychologist is accused of his wife's murder a year after being hailed a hero for saving her life. While under investigation, he must journey to West Virginia to honor her burial wishes and uncover her secret past, which includes a troubled brother now seeking the truth about her death.



CASTING

The Production Team is in the process of securing letters of intent for the lead roles of ADAM & CLAUDIA. High-profile talent are also being approached for several of the top supporting roles in the film. Cast are being sought on the basis of artistic sensibilities, bankability and marketing awareness.



FINANCING

$3 million will provide for the development, production, and post-production deliverables for the film. The structure allows for both a traditional distribution path of an acquisition deal as well as a self-motivated release strategy of the film.



SALES

The Production Team is in discussions to attach strong international sales representation to present *Hero Loss Dirt* globally at major film markets. With Buffalo 8 advising on the content presentation, casting, marketing, and sales positioning, *Hero Loss Dirt* can avoid the typical pitfalls of indie sales. The budget for the proposed film has been designed with the financial return in mind and has been structured to be flexible amidst the new COVID-19 Production landscape. The return strategy is based on a practical plan for accessing traditional dramatic and urban markets. Additionally, The Production team will position the film towards individuals looking for a new, drama with magnetic characters and a gritty, visceral central plot. Limited Theatrical, New Media, Streaming Video on Demand (SVOD), DVD/Blu-Ray, broadcast, and foreign distribution outlets will be pursued—each with specific intent.





THE STORY

Adam, a New York psychologist is married to the writer, Claudia, he heroically saved in a freak accident. A year later, he finds himself accused of her murder. While under investigation, he must journey to West Virginia to honor her burial wishes, a strange clue to her secret past.

There he meets her outlaw brother, Dirt, who has lived a very troubled life due to the rough childhood he and Claudia endured. Things intensify as Adam and various parties seeking justice converge in West Virginia's dangerous mountains.









PRODUCTION TEAM

Oliver Mann

Writer / Director

Producer



Oliver Mann is a military veteran (1998-2003) whose focus was a U.S. Navy Hospital Corpsman where he was trained to treat Marines medically during combat. After he got out of the military, he attended the prestigious college Full Sail in Florida for his Associates in Recording Arts and shortly after obtained a Bachelor's Degree in Business Entertainment. Later, Oliver obtained certificates at New York Film Academy for Directing Film and at the School of Visual Arts for Producing Commercials for TV.

Oliver Mann is most known for writing, producing and directing the successful feature film titled "*Such A Funny Life*" that had a theatrical run and is currently available on various VOD platforms. Prior to that, he wrote and directed numerous short films where the last one "*The Action Hero*" screened at various film festivals. He was also the producer of the short film "*Alice in Andrews Land*" that screened at over twenty film festivals and the Head of Video Production under Frocked Out Image and Consulting for New York Fashion Show, Bryant Hotel 2012.

Valerie Pearson

Producer



Valerie Pearson spent nearly 8 years in the TV space producing unscripted programming for the premium network EPIX. There she produced a number of stand up specials (including Wanda Sykes, Patton Oswalt, Craig Ferguson, Marc Maron, Nick Offerman/Megan Mullally, Russell Brand, and more), documentaries (*Deep Web*, *To Russia With Love*, and more), limited series (*America Divided*, *Road to the NHL Winter Classic*), sports films (*Serena*, *Danica*, *Foreman*, and more), and live concerts (*P!nk: Truth About Love Tour, Madonna: The MDNA Tour, Katy Perry: The Prismatic World Tour,* and more). In her final 3 years with EPIX she helped launch scripted programming for the network with new originals *Get Shorty, Berlin Station*, and *Graves.*

Valerie also spent 2 campaigns as the Director of Talent for the US charity Red Nose Day, created by legendary British filmmaker Richard Curtis, booking celebrities to support fundraisers and participate in the annual three-hour NBC telethon.

PRODUCTION TEAM

Lauren Bass

Casting Director



Lauren began her casting career working for one of LA's top television casting offices, Ulrich/Dawson/Kritzer, and later worked for Mali Finn, one of the most respected feature film casting directors in the business. Under Mali's tutelage, Lauren worked with directors such as Andrew Dominik, Antoine Fuqua, Joel Schumacher, and James Cameron. Following Mali's retirement, Lauren teamed with brother Jordan to open bass/casting.

Jordan Bass

Casting Director



Jordan has always loved the arts and the entertainment industry. Jordan began his career as a performer in musical theatre, working at regional theatres such as Paper Mill Playhouse, Sacramento Music Circus, and Musical Theatre West as well performing Off-Broadway and on national tours. Following a two-year National tour and Broadway run with Cathy Rigby's 'Peter Pan', Jordan landed in Los Angeles, hoping to find a second passion - which he easily did in the world of casting - cutting his teeth as an assistant/associate on such projects as the Motley Crue biopic THE DIRT, the graphic novel inspired film TRAILER PARK OF TERROR, and BOOGEYMAN 2. Shortly thereafter, the partnership that is bass/casting was born.

[Bass/Casting Website Link](#)

EXECUTIVE PRODUCERS

Founded in 2012 by partners Matthew Helderman & Luke Taylor, Buffalo 8 is a full-service film and media company, focused on production, post-production, and finance based in Santa Monica, California, with films premiering and awarded at Sundance, Berlin, Toronto, and SXSW.

Buffalo 8 is built on the fusion of entrepreneurial ethos and quality filmmaking. The company is also partnered with industry-leader BondIt Media Capital, enabling streamlined production and finance opportunities, and ABS Payroll for payroll accounting services for indie projects of all sizes.



buffalo 8
A BONDIT COMPANY

NETFLIX
RODNEY KING

LAND OF LEOPOLD

sundance

You don't have to be Amerikan to be an Amerikan Hero
Maz Jobrani is
JIMMY VESTVOOD
AMERIKAN HERO

LITTLE MEN

buffalo 8
A BONDIT COMPANY

Production: Producer Rep / Preferred Vendor Rates, etc.

Post-Production: Sound / Color / VFX / Deliverables, etc

- Team / Service Offerings
- Buffalo 8 Company Resources



BondIt
MEDIA CAPITAL

BondIt Media Capital is a world-renowned film, television and media financier founded in 2014. Based in Santa Monica, BondIt is a flexible financing partner for projects, producers and media companies alike.

- Team / Service Offerings
- BondIt Company Resources



ABS PAYROLL
A BONDIT COMPANY

ABS Payroll specializes in entertainment & payroll accounting services designed for indie projects. As ABS is part of the BondIt family of companies, ABS can offer competitive rates to Buffalo 8 & BondIt-related productions.

- Team / Service Offerings
- ABS Company Resources



ARORA PROJECT



The *Hero. Loss. Dirt* team has partnered with Arora Project, a experienced team who has personally led multiple oversubscribed fundraising campaigns.

Arora Project raises capital for high-growth ventures. Their team has raised more than $100 million for founders. Campaigns include AlphaFlow, GroGuru, Ciari Guitars, and many more.

[Arora Project Website Link](#)

PRODUCTION TIMELINE

FEATURING



Development (Currently Underway)

- Fully develop the shooting script
- Complete preliminary shooting schedule
- Complete preliminary budget
- Secure preliminary talent commitments
- Secure project funding

Pre-Production (6 Weeks)



- Set up production offices and accounting department
- Final casting, cast rehearsals, fittings
- Inform major and mini-major distributors of production status and establish tracking procedures
- Hire complete production team and crew
- Adjust and finalize production schedule and budget
- Complete all production design planning
- Book all equipment according to schedule
- Complete location scouting, contracting, and permitting
- Engage music licensing and pre-recording
- Book all travel and arrangements according to schedule and agreements



Principal Photography (6 Weeks)

- Engage in all activities involving picture and field sound acquisition on a thirty-day shooting schedule
- Schedule and execute any needed pickup shots and/or reshoots
- Wrap all outstanding business issues and ensure documentation is complete
- Finalize all accounting for audit
- Finalize, document, and back up all creative assets for post-production

Post-Production (12 weeks)

- Complete editorial of film
- Engage music scoring and record score
- Engage sound design including all Foley and looping activities
- Complete all digital effects and color correction
- Schedule and execute test screenings and collect data appropriately
- Make adjustments to final edit based on test screening data
- Mix and master final sound and picture for Dolby mix and/or THX Digital Master
- Complete all deliverables for domestic and foreign release including sound, music, trailer, print (film and digital), DVD, publicity, and legal requirements

 **Marketing and Distribution (Varies)**

- Fully engage in all market-focused film festivals
- Schedule screening for distributors in Los Angeles
- Schedule screenings for leadership of special interest groups
- Contingent on mini-major or new media distributor interest, engage self-distribution plan (See Marketing and Release Strategies)

 **Finish**

FINANCIAL PLAN

While the filmmakers are seeking as much equity as possible for production, the anticipated financial breakdown is below. Although the budget is in the low millions range, other elements, such as a film pre-sales, are a vital part of the financial plan. The Production Team has extensive relationships with a wide selection of Sales partners and will seek to secure their involvement at an early stage. Greater detail on these four elements can be found under *Investment Strategy*.



INVESTMENT STRATEGY

ROI

Investors will recoup 120% of their investment before any profits are distributed. After that point, all of the net profits will be split on a 50/50 basis, with 50% being distributed to the investors on a pro rata basis and the remaining 50% going to the producing entity.

EXAMPLE

Assumption: $8 million gross receipts, with an ROI waterfall structure as follows:

- Debt Lender: **$2.02 million** (12% APR + fees on the original $1.8 million loan)
- P&A Costs: **$600,000** ($500,000 spent on P&A + 20% = $600,000)
- Distribution Costs: **$1.6 million** ($8 million theatrical gross x blended rate of a return of 20% = $1.6 million)
- International Sales Fee: **$800,000** ($8 million theatrical gross x blended rate of a return of 10% = $800,000)
- 1% CAMA: $80,000
- Equity/Direct Investors: **$1.44 million** (20% return on the original $1.2 million investment)
- Profit participation recoupment: **$1.46 million** ($730,000 to investors and $730,000 to the production entity)

HARD-EQUITY

Investors will be able to buy 50 of 100 available shares in the film LLC. Each share will be valued at $24,000 and will give an investor a 1% profit share of the full gross return of the film. The Producers have already secured more than $250,000 in equity and have substantial interest from additional parties as well.

EQUITY & LEGISLATION

Similar to the hard-equity strategy, the legislation strategy allows for production to shoot in an area with excellent tax-incentives. Certain states, such as New York, offer up to 30-40% tax-credit on all qualified in-state spending.

- Taking advantage of such incentives protects an investment up to an additional 30-40% before production even begins. The production entity will offer investors this tax credit on a right of first refusal basis.

EQUITY, LEGISLATION & PRE-SALES

Combining with the strategy above, a pre-sales agreement takes advantage of a films potential sales results and leverages that against a senior debt lender to finance a portion of the production.

- The difference is that once the sales agent can pre-sell some of the 150 territories, that money (minus the sales commission) will be handed back to the investors.
- The number one thing to allow for a successful pre-sale run is the attached key elements. Great talent and a strong director are key for a successful pre-sale.

TAX DEDUCTIONS

- Section 181 Deduction under the Tax Cuts and Jobs Act of 2018 (TCJA) creates a 100% deduction for any money invested in a film, that is produced in the United States and that qualifies under the original qualification standards of Section 181.

PRODUCTION BUDGET

"HERO. LOSS. DIRT."
Budget v3 (based on Schedule v1)
SAG Low Budget (w/ Diversity Incentive)
IATSE TIER 1 & Teamster LOW BUDGET
NON-DGA

Total Prep Weeks: 6 Weeks
Total Shoot Days: 30 Days (6x5)
Post Weeks: 12 Weeks

Anticipated Shoot Location: Upstate NY
PREPARED BY: BUFFALO 8

Acct#	Category Description	Page	Total
1100	STORY & RIGHTS	1	5,550
1200	PRODUCER'S UNIT	1	119,810
1300	DIRECTOR	1	80,000
1400	CAST	1	602,650
1500	ATL TRAVEL	4	117,220
	Total Above-The-Line		**925,230**
2000	PRODUCTION STAFF	4	264,917
2100	EXTRAS	7	31,910
2200	PRODUCTION DESIGN	7	99,320
2400	SPECIAL EFFECTS	8	20,346
2500	SET OPERATIONS	8	68,015
2700	SET DRESSING	9	82,284
2800	PROPERTY	10	45,617
2900	WARDROBE	10	103,146
3000	PICTURE VEHICLES	11	21,665
3100	MAKEUP & HAIRDRESSING	12	59,778
3200	SET LIGHTING	13	82,547
3300	CAMERA	14	160,389
3400	PRODUCTION SOUND	15	49,770
3500	TRANSPORTATION	16	155,938
3600	LOCATION EXPENSES	18	293,665
3700	FILM STOCK	21	14,400
	Total Below-The-Line Production		**1,553,707**
4400	EDITORIAL	21	128,619
4500	VISUAL EFFECTS	22	40,000
4600	SOUND EDITORIAL & RERECORDING	22	34,000
4700	MUSIC EDITORIAL & SCORING	22	21,000
4900	TITLES	23	5,000
5100	DELIVERY REQUIREMENTS	23	10,000
	Total Below-The-Line Post		**238,619**
6900	CONTINGENCY : 10.0% (773,585 excluded)		194,872
7000	FEES & CHARGES	23	4,750
	Total Below-The-Line Other		**199,622**
	INSURANCE PACKAGE : 1.2%		32,668
	LEGAL FEES (0.75%) : 0.75%		20,417
	Total Completion Costs		**53,085**
	Total Above-The-Line		**925,230**
	Total Below-The-Line		**2,045,033**
	Total Above and Below-The-Line		**2,970,263**
	Grand Total		**2,970,263**



PROJECTIONS MODEL

buffalo 8
A BONDIT COMPANY

PROJECT: Hero. Loss. Dirt | **10/19/2020** | **Version 1**

Case: Status Quo

Note: U.S. Dollars	Financing Comments	Financing Type		Gross Collateral	Advance Rate	US $ Amount	% of Total Cash Budget
Investment Equity		Equity		--	--	$1,200,000	40.0%
Senior Loan - Tax Credit[1]	NY Tax Credit	Debt	$	900,000	90.0%	$663,000	22.1%
Senior Loan - Pre-Sales		Debt	$	1,000,000	90.0%	$900,000	30.0%
Gap/Mezz		Debt			--	$237,000	7.9%
= Total Production Cash Budget						**$3,000,000**	**100.0%**
(+) Loan Commitment Fee		Debt				30,000	0.9%
(+) Legal Reserve		Debt				18,000	0.6%
(+) Mezz/Senior Paid-in-Kind (PIK)		Debt				0	0.0%
(+) Mezz/Senior Interest Reserve		Debt				180,632	5.6%
= Total Finance Plan						**$3,228,632**	**107.1%**

Notes:
[1] Assumes 7% variance and an 88% credit re-sale value

FINANCE PLAN SUMMARY

Production Budget Summary	US$ Amount	% of Total
Equity+Other Investments+Other Debt	$1,200,000	40%
Senior Secured Loan	1,563,000	52%
Mezz/Gap Loan	237,000	8%
Total Production Budget	**$3,000,000**	**100%**

Overall Finance Plan Summary	US$ Amount	% of Total
Equity+Other Investments+Other Debt	$1,200,000	37%
Senior Secured Loan	1,563,000	48%
Mezz/Gap Loan	237,000	7%
Adjusted Loan (i.e. Fee/Interest reserves)	228,632	7%
= Total Finance Plan	**$3,228,632**	**100%**

LOAN SUMMARY

Loan Amount (Principal Advanced)	$1,800,000	88.7%
(+) Interest Reserve	180,632	8.9%
(+) Legal Reserve	18,000	0.9%
(+) Commitment Fee	30,000	1.5%
= Total Adjusted Loan Commitment	**$2,028,632**	**100.0%**

Note:
This presentation has been prepared for discussion purposes only and shall not be relied upon to make any investment decisions.
The Producers, the Project, Buffalo 8 Productions LLC and BondIt LLC expressly disclaim all liability from any decision, express or implied, as it relates to this Presentation.

**Full scale pdf's of both the production budget & projections model are available upon request.*

PROJECTIONS MODEL

Project Title:	Hero. Loss. Dirt			
Case:	Status Quo	Date:	10/19/2020	Version 1

Sources & Uses Summary: (Note: USD)

Uses:		$ Amount	% of Total
Film Budget, net	$	3,000,000	92.9%
Upfront Financing Fee		30,000	0.9%
Legal Reserve		18,000	0.6%
Interest Reserve		180,632	5.6%
Total Uses	$	3,228,632	100.0%

	Sources:		$ Amount	% of Total	LTV %	Annual Rate (%)
(A)	Equity+Other Investments+Other Debt	$	1,200,000	37.2%		
(B)	Senior Secured Loan (Tax Rebate + Pre-sales)		1,563,000	48.4%	90% TC / 90% PS	11%
(C)	Gap/Mezz Debt (Capitalized of Fees & Reserves)		465,632	14.4%		11%
	--		-	0.0%		
	Total Sources	$	3,228,632	100.0%		

Project Summary:		
Cash Budget	$	3,000,000
% Equity		40%
Debt (principal)	$	1,800,000
Total Adj. Debt	$	2,028,632

Talent:	
Producer(s)	Oliver Mann
Exec. Producer(s)	
Production Co. 1	
Production Co. 2	
Director(s):	Oliver Mann
Genre:	Drama / Thriller
Lead Actor(s):	
Key Crew:	
Writer(s):	Oliver Mann
Location:	TBD
Selling Intl.	[TBD Sales Company]
Selling Dom.	[TBD Sales Company]
Completion Bond:	No
Prep start	4/1/2021

Note:

[1] Includes 100% of pre-sales and 70% of remaining "Takes"

[2] Includes 100% of pre-sales and 100% of remaining "Ask"

Project Title:	Hero. Loss. Dirt
Case:	Status Quo

Controls:			
Circ		1	
Annualized Rate		11.4%	Senior
Accrued Rate		5.70%	Mezz
Cash Interest		5.70%	
Start Date		4/1/2021	
End Date		10/1/2022	
Days out		548	
Months Out		18 months	
Case			
Principal, net to Production	$	1,800,000	
Plus:			
Fees/Reserves:			%
Lender Commitment Fee	$	30,000	1.5%
Lender Interest Reserve	$	180,632	10%
Lender Legal Reserve	$	18,000	1%
Total Fee/Reserves	$	228,632	
Total Loan Commitment	$	2,028,632	
Adj. Principal	$	2,028,632	

Annualized Rate - Wtd Across Principal, net to Production.

			Rate	Wtd. Avg.	
Senior	$	1,563,000	10.0%	6.3%	63.5%
Mezz	$	900,000	14.0%	5.1%	36.5%
	$	2,463,000		11.5%	100.0%
Case				3,000,000	

Total Debt Summary

Period	Date	Adj. Principal	Accrued	Cash Pay	Lender CF	ProdCo CF	ProdCo Net Cash
-1	4/1/2021			0	(1,998,632)	1,998,632	1,998,632
1	5/1/2021	2,028,632	9,636	9,636	$9,636	($9,636)	1,988,996
2	6/1/2021	2,038,268	9,682	9,682	$9,682	($9,682)	1,979,314
3	7/1/2021	2,047,949	9,728	9,728	$9,728	($9,728)	1,969,586
4	8/1/2021	2,057,677	9,774	9,774	$9,774	($9,774)	1,959,812
5	9/1/2021	2,067,451	9,820	9,820	$9,820	($9,820)	1,949,992
6	10/1/2021	2,077,271	9,867	9,867	$9,867	($9,867)	1,940,125
7	11/1/2021	2,087,139	9,914	9,914	$9,914	($9,914)	1,930,211
8	12/1/2021	2,097,052	9,961	9,961	$9,961	($9,961)	1,920,250
9	1/1/2022	2,107,013	10,008	10,008	$10,008	($10,008)	1,910,241
10	2/1/2022	2,117,022	10,056	10,056	$10,056	($10,056)	1,900,186
11	3/1/2022	2,127,078	10,104	10,104	$10,104	($10,104)	1,890,082
12	4/1/2022	2,137,181	10,152	10,152	$10,152	($10,152)	1,879,930
13	5/1/2022	2,147,333	10,200	10,200	$10,200	($10,200)	1,869,731
14	6/1/2022	2,157,533	10,248	10,248	$10,248	($10,248)	1,859,482
15	7/1/2022	2,167,781	10,297	10,297	$10,297	($10,297)	1,849,185
16	8/1/2022	2,178,078	10,346	10,346	$10,346	($10,346)	1,838,839
17	9/1/2022	2,188,424	10,395	10,395	$10,395	($10,395)	1,828,444
18	10/1/2022	2,198,819	10,444	10,444	2,219,708	($2,219,708)	(391,263)

SIMILAR PROJECTS

FEATURING


CALL ME BY YOUR NAME

CALL ME BY YOUR NAME

Production Budget: **$3.5 million**
Worldwide Box Office: **$41.9 million**


"A FIERCE FILM BY PAUL SCHRADER,
ONE OF THE CRUCIAL CREATORS OF MODERN CINEMA"
ETHAN HAWKE
AMANDA SEYFRIED
FIRST REFORMED
A FILM BY PAUL SCHRADER

FIRST REFORMED

Production Budget: **$3.5 million**
Worldwide Box Office: **$4 million**


IT'S ELECTRIFYING...
A WILD RIDE OF A CRIME THRILLER
ROBERT PATTINSON
GOOD TIME
A FILM BY JOSH AND BENNY SAFDIE
18.10.2017

GOOD TIME

Production Budget: **$2 million**
Worldwide Box Office: **$4.1 million**

*Although not all of the above content relates directly to *Hero Loss Dirt,* each film was chosen due to: an independent release outside of a major studio, similar budget level, and strong thematic comparisons.



RISK

INVESTMENT RISK

The Producers of the film will seek accredited investors who understand this risk. The ideal investor is one who believes that *Hero Loss Dirt* should be shown to the widest audience possible. With this goal in mind, the producers have established an accurate budget and prepared a marketing strategy for major and self-release. This is to eliminate the element of chance and to ensure future returns.

PRODUCTION RISK

The cost of developing and producing motion pictures is often underestimated and may be increased by reasons or factors beyond the control of the producers. The mistake many inexperienced filmmakers make is to begin preproduction and principal photography before all elements are in place for the successful completion and delivery of a quality product. The producers intend to mitigate these production risks in three ways:

1. Ensure key elements are satisfactorily addressed and resolved before the production phase (large expenditures) begins. Such issues include: finalizing a script, engaging a reputable script clearance company to address legal issues, and ensuring the film has a committed cast in place that have both the skills and draw to attract distributors as well as an audience.

2. Create alternate plans for personnel and workflow that limit production delays due to unexpected circumstances. The filmmakers of *Hero Loss Dirt* are experienced in the field and possess excellent production planning and execution skills. Essential factors in planning are to have qualified personnel available to step into key positions in case of emergency. To that end, the Production Team will have alternate shooting locations readily available when inclement weather is anticipated and will build the production schedule so it can easily accommodate necessary changes. The Production Team will also be implementing increased safety measures for Cast and Crew to mitigate the risk of COVID-19 affecting the production including, but not limited to: cleaning and sanitizing all sets at designated times each shoot day, dividing crew into "pods" to limit unnecessary crew mingling, health & wellness checks at the beginning and end of each shoot day, etc. The Production Team also has excellent relationships in the anticipated shooting state of New York, meaning all vendors/equipment, locations, etc., will be obtained at fair & equitable rates.

3. Put in place comprehensive insurance to mitigate any expense that might truly be out of the producers' control. Procuring business insurance might seem obvious; however, too often inexperienced producers take shortcuts when it comes to production insurance. Although the Production Team's first goal is to continue working once the momentum of full production starts, it is vital that all measures be taken to ensure the project will be completed and there is no legal exposure that endangers delivery. Comprehensive coverage will include Film Producer's Indemnity (Cast Insurance), Negative Film Coverage (or digital equivalent), Producer's Errors and Omissions, et al.

DISTRIBUTION PLAN

SALES APPROACH

The majority of independent films suffer from an unrealistic expectation for the films release; *Hero Loss Dirt* excels in that it recognizes the necessity of the sales input from an early stage. By attaching a well-known sales company during the development phase, *Hero Loss Dirt* can execute on strong cast selections, generate early interest in the film before production is complete, and introduce the concept to the market before beginning physical sales.

The Producers also have strong relationships with the top talent agencies including: WME, CAA, UTA, ICM, Gersh and Paradigm in which they plan to work with one of their packaging departments to build a cast with the highest value and represent the project in the domestic market as well as assist with festival placement. While the Producers intend for *Hero Loss Dirt* to have a limited theatrical release, in the event that theatrical market is still unstable due to COVID-19, *Hero Loss Dirt* will be released digitally through SVOD and OTT platform licensing to an outlet such as: Netflix, Amazon, Hulu, Vudu, Crackle, Apple, etc. Although foregoing a theatrical release in the past could signal less-than-desired sales prospects, with the sharp rise in households streaming content due to COVID-19 quarantines, focusing exclusively on SVOD and OTT licensing is proving to be a more valuable prospect than ever before.

The Production team plans to engage these partners in coming months (both before and after production) as the project becomes more fully realized.



FESTIVALS

Working in tandem with agency and sales partners, the Production Team plans to premiere *Hero Loss Dirt* at a top-tier film festival, specifically: Sundance, Berlin, SXSW, or Toronto. The Production Team also has relationships with additional festivals, including: Sun Valley FF, Tribeca FF, Newport Beach FF, among others. The Producers have had projects premiere or screen at each one of the listed festivals and believes the quality of *Hero Loss Dirt* and their strong standing relationship with various programmers at each will allow for a successful festival run. However, while a premiere at a strong film festival is ideal, *Hero Loss Dirt* will not be reliant on this strategy in the event festivals are not programmed in typical manner due to COVID-19.



START TO FINISH MARKETING

Although in the early stages of development, the Production Team for *Hero Loss Dirt* has already begun implementing their marketing philosophy. Marketing starts at the beginning of development and finishes after release on all distribution platforms. This means immediately beginning grassroots marketing efforts through social media and targeted genre fan bases. The Producers recognize the necessity of savvy & thoughtful marketing campaigns and realize their importance in the overall success of the film.

LEADING INDUSTRY PROFESSIONALS

The Production Team will utilize proven industry professionals for all services and department head positions to ensure completion of a quality product and to best protect the interests of the lenders. There is no substitute for experience, and shortcuts are not acceptable — where most independent films suffer in their hiring process, *Hero Loss Dirt* will outclass the competition. Already *Hero Loss Dirt* has managed to begin putting together a strong team of industry professionals.



TARGET MARKETS

URBAN PROFESSIONALS

Young urban professionals accounted for an exceptional 18-20% of total ticket sales for similar titles to *Hero Loss Dirt*. With sophisticated sensibilities and disposable income—this demographic is one of the most crucial emerging sales groups to focus on. With the average moviegoer in this category purchasing upwards of 8 movie tickets/year (per MPAA statistics) this group is more likely to be keyed into movie culture, and excited by an independent film like *Hero Loss Dirt*. This isn't necessarily surprising, since these individuals are generally renters and thus have high amounts of disposable income and free time with which to see movies, especially those that don't receive expensive marketing campaigns like big-budget tentpole projects.

With a demographic that's also twice as likely to use social media platforms like Facebook, Twitter & Instagram daily, the marketing potential with this demographic is huge. Dramatic, art-house films such as *Little Women and Midsommar,* both experienced increased box office results in 2019 due to savvy word-of-mouth marketing campaigns, something that the Producers of *Hero Loss Dirt* are keen to replicate. And with many different aspects of *Hero Loss Dirt* being appealing to this diverse demographic, there is plenty of potential for *Hero Loss Dirt* to strike a chord with this audience group.

DRAMATIC & ARTHOUSE AUDIENCES

Since 2010, the 25-29 age demographic has been responsible for 25% of all theatrical ticket sales. This group was also found to be more likely to see a greater number of films per year than any other demographic, as well as being the most likely to purchase tickets to arthouse films like *Hero Loss Dirt* as well. Because of this reality, this film is well positioned to capitalize on this burgeoning arthouse genre in the United States and abroad. In 2016, Manchester by the Sea, a $9 million film which rests well outside of the traditional studio fare, enjoyed massive success at the world-wide box office to the tune of $79 million.

In 2017, both *Lady Bird* and *Call Me By Your Name,* independent films with low budgets achieved not only massive box office success ($79 and $41.9 million respectively) but were both nominated for Best Picture at the 2018 Academy Awards. The following year, *Cold War,* an independent period piece with a $5 million budget also had a considerable run at the box office and received three Oscar nominations as well. Obviously, independent films with superb storytelling and spellbinding characters, like the above, prove that there is financial and critical success to be had for a character-driven, independent drama like *Hero Loss Dirt.*

APPENDIX

Appendix A - LLC Registration

As development can be a time-consuming process, it is customary for the company documentation to be filed when the first subscription agreements are submitted. Procedures and timeline for company registration are outlined in the Hero Loss Dirt, LLC Confidential Private Offering Memorandum according to applicable law. The full Operating Agreement is included with the offering memorandum and is available upon request. All company registration and documentation will be provided before escrow is established and will be available to investors before suitability is determined.

Appendix B - Wire Information

Wire information is available to qualified investors.

Appendix C - Legal Notices

This business plan does not constitute an offer to sell or a solicitation of an offer to buy any security or interest of any kind in the company or other entity herein. No representations or warranties of any kind whatsoever are made, or should be inferred, with respect to the information set forth herein.

This business plan represents the confidential and proprietary work product of *Hero Loss Dirt* and is not intended for general use or publication. Consummation of the undertaking described in this business plan is subject, in pertinent part, to the company obtaining the funds necessary to finance the venture.

This business plan contains certain information and assumptions which are presented solely for the purpose of information and illustration. No representations or warranties of any kind can be made as to the accuracy or completeness of such information.

